UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB
Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

MOSAIC NUTRACEUTICALS CORP.
(Name of Small Business Issuer in its charter)

Nevada	88-0462298
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4100 Spring Valley Road, Suite 200, Dallas, Texas	75244
(Address of principal offices)	(Zip Code)

Issuer’s telephone number (214) 866-0045

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
To be so registered	each class is to be registered

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share
(Title of class)

Preferred Stock, par value $.001 per share
(Title of class)

PART I

Item 1. Description of Business.

Business Development

Mosaic Nutraceuticals Corp. (hereinafter called the “Company” or “Mosaic”) was organized on August 8, 1990 under the laws of the State of Nevada, as Hot Spot Tours, Inc. (“Hot Spot”). Hot Spot ceased operations in January 1993. On July 29, 1995, Hot Spot changed its name to Westchester Group, Inc. (hereinafter “Westchester”). Westchester merged into ePublishedBooks.com (hereinafter “ePub”) on May 24, 2004 and ePub’s Articles of Incorporation were amended to change the name of the surviving entity to “Mosaic Nutriceuticals Corp.” On March 14, 2000 ePub was chartered as a corporation under the laws of the State of Nevada, and registered an offering of its securities with the Nevada Department of Securities, which were sold pursuant to that registration statement and Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. On February 15, 2005, the Company filed a Certificate of Amendment to its Articles of Incorporation to change the spelling of its name from “Mosaic Nutriceuticals Corp.” to “Mosaic Nutraceuticals Corp.”

Neither the Company nor any of its predecessor entities have ever filed for bankruptcy protection, receivership or any similar proceedings.

Business of Issuer

Principal Products and Services

Mosaic distributes a line of dietary supplement nutraceutical products focused on categories including osteoarthritis and associated pain, low-carbohydrate functional foods, cholesterol health, weight loss/appetite suppression, anti-aging and general wellness. Mosaic currently has trademark rights with respect to Joint-2-Life capsules, 24/7 Instant Pain Relief topical rub, and Lipotrene chews. Mosaic is also in the process of releasing its Premium Noni chews and its VitalHealth product line which includes Premium Calcium with vitamins D & K, Premium Vitamin C, Premium Multivitamin, Premium Creatine and LeanLicious chews. Most products are available in a soft candy chew that allows the active ingredients to be absorbed through the lining of the mouth as the candy dissolves.

Joint-2-Life capsules combine glucosamine with an ingredient called Celedrin. Though we have no exclusive rights to the Celedrin ingredient, we have obtained trademark rights to the Joint-2-Life product mark. The Joint-2-Life combination of Celadrin and glucosamine is believed to provide joint cushioning, alleviate inflammation, accelerate the rebuilding/building of damaged cartilage and help restore the entire joint area. Experiments suggest glucosamine may stimulate cartilage matrix formation, reduce enzymatic digestion of cartilage components and provide an anti-inflammatory effect. See Borek, Ph.D., Camia. Glucosamine Sulfate Treats Osteoarthritis. Nutrition Science News, July 2000, citing Gonarthrosis: current aspects of therapy with glucosamine sulfate (dona200-S). Forschr Med Suppl 1998; 183:1-12. Furthermore, a review of clinical and veterinary studies has shown that high doses of supplemental glucosamine sulfate may aid in repairing damaged cartilage. See Borek, id. citing McCarty MF. Enhanced synovial production of hyaluronic acid may explain rapid clinical response to high-dose glucosamine in osteoarthritis. Medical Hypotheses 1998; 50,507-10.

24/7 Instant Pain Relief (formerly known as Celeprix) is a topical rub that is believed to reduce pain, reverse osteoarthritis, accelerate recovery and relieve pain. 24/7 Instant Pain Relief is available without a prescription. 24/7 Instant Pain Relief combines boswellia extract with Celadrin.  An investigation conducted at the University of Connecticut showed that treatment with a topical Celadrin cream may be effective for reducing pain and improving functional performance in individuals with osteoarthritis of the knee. See Kramer WJ, et al. A cetylated fatty acic topical cream with menthol reduces pain and improves functional performance in individuals with arthritis. J Strength Cond Res. 2005 May; 19(2):475-80. Studies conducted at Indira Gandhi Medical College, Nagpur, India have suggested that boswellia extract possesses good anti-inflammatory activity and improved knee pain in certain osteoarthritis patients. See Kimmatkar N, et al., Efficacy and tolerability of Boswellia serrata extract in treatment of osteoarthritis of knee - a randomized double blind placebo controlled trial. Phytomedicine 2003 Jan; 10(1):3-7.

Lipotrene is a sugar free candy chew containing Policosanol, a dietary supplement that studies have shown may reduce LDL (“bad”) cholesterol and appears to raise HDL (“good”) cholesterol. See Gouni-Berthold I, Berthold HK. Policosanol: clinical pharmacology and therapeutic significance of a new lipid-lowering agent. Am Heart J. 2002; 143:356-365.

Mosaic Nutraceuticals has also developed a 500mg soft candy chew that delivers the nutritional benefits of Noni, (Morinda Citrifolia). In recent years, scientific studies have been conducted to observe, delineate and quantify the benefits of Noni as a dietary supplement including vascular health, cancer palliative and smoking addiction treatment. See McClatchey W. From Polynesian healers to health food stores: Changing perspectives of Morinda citrifolia (Rubiaceae). Integr Cancer Ther. 2002 Jun; 1(2):110-20; discussion 120; Allen DD, et al. Active transport of high-affinity choline and nicotine analogs into the central nervous system by the blood-brain barrier choline transporter. J Pharmaco Exp Ther. 2—3 Mar;3-4(3):1268-74; Wang MY, Su C. Cancer preventative effect of Morinda citrifolia (Noni). Ann N Y Acad Sci. 2001 Dec; 952:161-8.

In addition, Mosaic’s VitalHealth products include Premium Calcium with vitamins D & K, Premium Vitamin C, Premium Multivitamin, and Premium Creatine. Creatine is an amino acid that comes from two sources, dietary (animal flesh) and/or internally manufactured. Some studies suggest that Creatine supplementation increases lean body mass. See Kreider, R, et al., Effects of creatine supplementation on body composition, strength and sprint performance. Medicine & Science in Sports & Exercise, 30, 73-82; see also Vandenberghe, K. et al. Long-term creatine intake is beneficial to muscle performance during resistance training. Journal of Applied Physiology, 83, 2055-2063. Creatine is popular with athletes and body builders in the United States. A study conducted by Caroline Rae of the University of Sydney suggests that Creatine may also aid memory and cognition. See Harder, Ben. “Brawny Brains: Creatine pills may aid memory and cognition.”Science News, Aug. 16, 2003; Vol. 164, No. 7, p.101. Premium Calcium is a low carbohydrate, sugar free soft candy chew that is enriched with 500 mg of Calcium along with Vitamin D & K and fulvic acid to enhance absorption.

Development of our LeanLicious product was completed in May 2005. The active ingredient in LeanLicious is Hoodia Gordonii, which is believed to act as an appetite suppressant. See MacLean DB, Luo LG. Increased ATP content/production in the hypothalamus may be a signal for energy-sensing of satiety: studies of the anorectic mechanism of a plant steroidal glycoside. Brain Research, September 10, 2004;1020(1-2):1-11.

Mosaic utilizes third party consultants and manufacturers in recipe development and production. Currently, all manufacturing of Mosaic chew products is outsourced through LifeSmart Nutrition, Inc. Manufacturing of Joint-2-Life capsules and 24/7 Instant Pain Relief products is currently outsourced through Sun Research Inc. Other than trademark protection discussed below, Mosaic has not yet obtained protection for any interest it may have in the recipes for its products.

Distribution Methods

Mosaic focuses its sales and marketing efforts in internet sales, wholesale to pharmaceutical store chains, discount retailers and export firms.

Internet sales are distributed through a third party fulfillment center operated by BJC Marketing. Mosaic executed a one year Service Agreement with BJC Marketing on June 23, 2005 which sets forth the details of our inventory management, order fulfillment and distribution services arrangement. The Service Agreement is for a term of one year but may be terminated by either party upon 30 days written notice. The Service Agreement obligates BJC Marketing to receive and manage inventory, maintain records on inventory, receive orders, and process orders within 48 hours of receipt. Mosaic is obligated to provide certain equipment to BJC Marketing and shall pay BJC Marketing set amounts based upon numbers of orders received and fulfilled per month. The amounts payable to BJC Marketing for services under the Service Agreement range from $2.65 to $2.95 per order. Mosaic is establishing a product supply system with quality and customer service to serve the customer’s needs. Inventory management is achieved through a SQL Server engine that drives sales trend analysis to guide product procurement and account for lead times of raw ingredients so there is no lack of supply of product and also takes care of analyzing credit card sales to reduce and even prevent most fraudulent orders.

Mosaic executed an International Marketing Agreement with C&H Marketing, Inc. (“C&H Marketing”) of Las Vegas, Nevada on July 12, 2004. C&H Marketing is in the process of developing and increasing awareness of the Mosaic product line with distributors throughout the country and internationally as well. The International Marketing Agreement provides that Mosaic shall pay C&H Marketing a 10% cash fee on product sales to retailers and provides for warrants to be issued quarterly, which shall be exercisable over seven years, in an amount equal to warrants for the purchase of 10,000 shares for each $100,000 in sales to retailers. The warrants shall be issued at the greater of the weighted average market stock price for the quarter or the closing stock trade on the final day of the trading quarter. The initial term of International Marketing Agreement is stated to be seven years, and it automatically renews for four subsequent one year terms unless cancelled by the parties. Notwithstanding the stated term of the agreement, either Mosaic or C&H Marketing may terminate the agreement upon 30 days notice, without cause. C&H Marketing has introduced and facilitated sub-distribution contracts between Mosaic and two separate distributors, Munning Trading Co. and AHB Trading Limited, S.A. As a result of the C&H Marketing arrangement, product samples have been sent to distributors in Kuwait, Sweden, Korea, Japan and China. Large purchases by pharmaceutical store chains and discount retailers established through C&H Marketing will be handled by the Company and arrangements will be made by Mosaic for product to be shipped directly to the retailers’ central distribution warehouse from the manufacturer’s location.

As a result of its arrangement with C&H Marketing, Mosaic has entered into a three-year agreement with Munning Trading Co. (“Munning”) of San Francisco, California granting exclusive marketing rights from Mosaic for sales to and within China, Hong Kong, Macaw and Taiwan. Samples have been supplied and the initial feedback has been favorable. No orders have been received and the Company incurs no fees to Munning until sales are completed and paid. The Munning agreement provides a continual option to renew provided Mosaic is satisfied with marketing efforts. The agreement states that Mosaic will require orders of at least 50,000 units per month.

As a result of its arrangement with C&H Marketing, Mosaic has also entered into an International Distributor Agreement with AHB Trading Limited, S.A. (“AHB Trading”) whereby we appointed AHB Trading as the exclusive authorized distributor of our Celeprix (now 24/7Instant Relief) and Lipotrene products in Mexico, Central America and South America. The agreement is for an initial term of five years and automatically renews for another five if not cancelled by the parties. Notwithstanding the stated term of the agreement, either party upon 30 days notice, with or without cause, may terminate the International Distributor Agreement. In connection with the International Distributor Agreement, Mosaic issued warrants to AHB Trading for the purchase of up to 2,000,000 shares of Mosaic Common Stock at prices ranging from $0.60 to $2.00 per share. The agreement also requires Mosaic to issue subsequent warrants exercisable at the conclusion of every three months of the term of the agreement, to purchase shares of Common Stock in an amount equal to 5% of the gross sales proceeds to Mosaic, from products purchased by AHB Trading in the previous quarter. The exercise price shall be the greater of (1) the closing price of the Common Stock on the last day of the quarter or (2) the average closing price for the last ten trading days of the quarter. We received our first purchase order from AHB Trading in November 2005.

The Company’s marketing program also includes using print and radio promotional product ads to raise the awareness of the products and the Company website. These ads were pre-purchased through Global Media Fund. Mosaic will consider joint advertisements with retailers to draw consumers to retailers that may choose to carry Mosaic products. The Company is also currently in negotiations with possible joint venture partners to distribute Mosaic products in areas outside the United States which are not currently the subject of existing marketing agreements to assist in building brand recognition and product sales orders.

Competition

There are several other nutraceutical producers in the market today such as GNC, which sells Active Cal™, Tri-Flex™ and Chewy™ C500. McNeil Nutriceuticals, LLC produces Vicativ® as well as a Calcium Chew and multi-vitamins.  Mosaic’s position in the industry is that of a new provider with an unproven ability to generate and meet consumer demand. The soft candy chews provide consumers with an alternative method of taking supplements.

Sources and Availability of Raw Materials and Principal Suppliers

The Company purchases its inventory from key suppliers around the United States. The Company outsources 100% of its manufacturing and uses multiple suppliers for product manufacturing and development. Mosaic currently outsources manufacturing of its chew products through LifeSmart Nutrition, Inc. Mosaic currently outsources manufacturing of its Joint-2-Life capsules and 24/7 Instant Pain Relief through Sun Research Inc. LifeSmart Nutrition, Inc. and Sun Research Inc. arrange to obtain ingredients from multiple raw ingredient suppliers (except for patented, one source select ingredients like Celadrin™) that furnish the active ingredients for the various Mosaic product lines. Mosaic does not play any role in procurement of raw ingredients for any of its products, but relies on the factories, LifeSmart Nutrition, Inc. and Sun Research Inc. to procure the ingredients on our behalf. We currently have no written agreements with any manufacturer, however, we believe LifeSmart Nutrition, Inc. and Sun Research Inc. have the capacity to fill orders for projected sales. The Company intends to negotiate and enter into a written agreements with LifeSmart Nutrition, Inc. and Sun Research Inc. LifeSmart Nutrition, Inc. and Sun Research Inc. build their profit into the prices they offer Mosaic for the manufacture of products. The raw materials are vitamins, noni, glucosamine, Celadrin™, Policosanol, and Hoodia Gordonii. These ingredients come from Africa, South America, China and other parts of Asia. The Company believes the materials are in adequate supply and no item is single sourced except Celadrin. As noted above, Sun Research Inc. manufactures Mosaic’s Celadrin products - Joint-2-Life capsules and 24/7 Instant Pain Relief. Imagenetix, Inc., the manufacturer of Celadrin, supplies the ingredient to Sun Research, Inc. Imagenetix, Inc. has acknowledged the use of its Celadrin product in Mosaic branded products.

Dependence on Certain Customers

The Company currently depends primarily on internet customers but is in the process of pursuing retail accounts. Mosaic is not currently dependant on one major customer for the survival of the Company.

Trademarks

On April 25, 2005, Mosaic obtained assignment of all rights, title and interest in the United States trademark “JOINT 2 LIFE” (Trademark Number 78148059). Mosaic currently uses and intends to file trademark applications for the following marks: “Premium Noni Chews,” “Premium Calcium Chews,” “Lipotrene,” “24/7 Instant Relief.”

In addition, Mosaic intends to use and plans to file trademark applications for the following marks: “LeanLicious,” “Premium Mango Chews,” “Vitahealth,”“Orange Dreamsicle,” “Orange Cream,” and “Strawberry Dreamsicle.”

Government Approval of Products or Services

The Company conducts daily business under the guidelines of the States of Texas, Utah and Nevada.

The manufacturing, processing, formulating, packaging, labeling, distributing, selling and advertising of our products are subject to regulation by one or more federal agencies. The most active regulation has been administered by the Food and Drug Administration (“FDA”), which regulates our products pursuant to the Federal Food, Drug and Cosmetic Act (“FDCA”) and regulations promulgated thereunder. In addition, the FTC has overlapping jurisdiction with the FDA to regulate the labeling, promotion and advertising of dietary supplements, over the counter drugs, and foods.

Compliance with applicable FDA and any state or local statutes is crucial. Although we believe that we are in compliance with applicable statutes, should the FDA amend its guidelines or impose more stringent interpretations of current laws or regulations, we may not be able to comply with these new guidelines. Such regulations could require the reformation of certain products to meet new standards, market withdrawal or discontinuation of certain products not able to be reformulated, imposition of additional record keeping requirements, expanded documentation regarding the properties of certain products, expanded or different labeling and/or additional scientific substantiation. Failure to comply with applicable requirements could result in sanctions being imposed on Mosaic or the manufacturers of any of our products, including but not limited to fines, injunctions, product recalls, seizures and criminal prosecution.

The FDCA generally regulates ingredients added to foods and requires that such ingredients making up a food product are themselves safe for their intended uses. In this regard, generally when a company adds an ingredient to a food, the FDCA requires that the ingredient either be determined by the company to be generally regarded as safe (“GRAS”) by qualified experts or go through FDA’s review and approval process as a food additive.

The FDCA has been amended with respect to dietary supplements by the Dietary Supplement Health and Education Act of 1994 (“DSHEA”). The DSHEA provides a statutory framework governing the safety, composition and labeling of dietary supplements. The DSHEA generally defines the term “dietary supplement” to include products that contain a “dietary ingredient” which may include vitamins, minerals, herbs or other botanicals, amino acids, and metabolites. Under the DSHEA, a dietary supplement manufacturer is responsible for ensuring that a dietary supplement is safe before it is marketed. Generally, under DSHEA, dietary ingredients that were on the market before October 15, 1994 may be sold without FDA pre-approval and without notifying the FDA. On the other hand, a new dietary ingredient (one not lawfully on the market before October 15, 1994) requires proof that it has been present in the food supply as an article used for food without being chemically altered, or evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. With respect to products or supplements Mosaic either distributes or intends to distribute, Mosiac intends to comply with and will endeavor to bring its operations into compliance with regulatory requirements relating to such products or supplements. However, the FDA may not accept the evidence of safety for any new dietary ingredients that we may decide to use, and the FDA’s refusal to accept such evidence could result in regulation of such dietary ingredients as adulterated until such time as reasonable expectation of safety for the ingredient can be established to the satisfaction of the FDA.

With respect to labeling, DSHEA permits “statements of nutritional support” for dietary supplements without FDA pre approval. Such statements may describe how particular dietary ingredients affect the structure, function or general well being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well being (but may not state that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease). A company making a statement of nutritional support must possess substantiating evidence for the statement, and disclose on the label that the FDA has not reviewed that statement and that the product is not intended to diagnose, treat, cure or prevent a disease. However, the FDA may determine that a given statement of nutritional support that we decide to make is a drug claim rather than an acceptable nutritional support statement. Such a determination would require deletion of the drug claim. In addition, DSHEA allows the dissemination of “third party literature”, publications such as reprints of scientific articles linking particular dietary ingredients with health benefits. Third party literature may be used in connection with the sale of dietary supplements to consumers. Such a publication may be so used if, among other things, it is not false or misleading, no particular brand of dietary supplement is promoted and a balanced view of available scientific information on the subject matter is presented. There can be no assurance, however, that all pieces of third party literature that may be disseminated in connection with our products will be determined by the FDA to satisfy each of these requirements, and any such failure could subject the product involved to regulation as a new drug or as a “misbranded” product.

Our roducts and product related activities may also be subject to regulation by other regulatory agencies, including but not limited to the Federal Trade Commission (“FTC”), the Consumer Products Safety Commission, the United States Department of Agriculture, the United States Postal Service, the United States Environmental Protection Agency and the Occupational Safety and Health Administration. These activities are also regulated by various agencies of the states and localities in which our products are sold. Our products and product-related activities may also be regulated by the applicable regulatory agencies in other countries in which the products are sold.

Advertising of dietary supplement products is subject to regulation by the FTC under the Federal Trade Commission Act (“FTCA”). The FTCA prohibits unfair methods of competition and unfair or deceptive trade acts or practices in or affecting commerce. Furthermore, the FTCA provides that the dissemination or the causing to be disseminated of any false advertising pertaining to drugs or foods, which would include dietary supplements, is an unfair or deceptive act or practice. Under the FTC’s Substantiation Doctrine, an advertiser is required to have a “reasonable basis” for all objective product claims before the claims are made. Pursuant to this FTC requirement, we are required to have adequate substantiation of all material advertising claims made for our products. Failure to adequately substantiate claims may be considered either deceptive or unfair practices.

The FTC has recently issued a guidance document to assist supplement marketers of dietary supplement products in understanding and complying with the substantiation requirement.

The FTC is authorized to use a variety of processes and remedies for enforcement, both administratively and judicially including compulsory process, cease and desist orders, and injunctions. FTC enforcement can result in orders requiring, among other things, limits on advertising, corrective advertising, consumer redress, divestiture of assets, rescission of contracts and such other relief as may be deemed necessary. State and local authorities can also regulate advertising and labeling for dietary supplements and conventional foods.

We believe that current and reasonably foreseeable governmental regulation will have minimal impact on our business.

Employees

The Company currently has a total of 4 employees of which two are considered full time and two are considered part time employees. The company also utilizes consultants.

Reports to Security Holders

Securities Exchange Act of 1934 (the “Exchange Act”) registrants are required to file an Annual Report on Form 10-K or 10-KSB. In addition to the annual reporting, an Exchange Act registrant is required to file quarterly reports on Form 10-Q or 10-QSB. Exchange Act registrants are also required to disclose certain corporate events if they are deemed “material events.” Some events are deemed material enough to require the filing of a Current Report on Form 8-K. All reports are filed and become public information.

The public may read and copy any materials filed with the United States Securities and Exchange Commission (“SEC”) at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The Company’s Internet address is http://www.mosaicnutracorp.com.

Item 2. Management’s Discussion and Analysis or Plan of Operation.

FORWARD-LOOKING STATEMENTS

This Registration Statement contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we desire to take advantage of the "safe harbor" provisions in the Securities Act and the Exchange Act. Accordingly, we are including this statement so that we are covered by the protection available under the safe harbor provisions with respect to all of the forward-looking statements in this Registration Statement. The forward-looking statements in this Registration Statement reflect our current views with respect to possible future events and financial performance. You should consider any statements made in this Registration Statement that are not statements of historical fact to be forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “seek,” or “believe.” We believe that the expectations reflected in such forward-looking statements are accurate as of the date of this Registration Statement. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements. Factors that could cause or contribute to such differences include, but are not limited to, economic and regulatory changes, inability to achieve significant revenues and/or financial resources, our history of losses, and significant increase in competition. You should not unduly rely on these forward-looking statements. We undertake no obligation to publicly revise forward-looking statements herein to reflect events or circumstances that may arise after the date of this Registration Statement.

Plan of Operation

The Company has obtained a media credit for one million dollars ($1,000,000) in prepaid advertising and is using the advertising to generate interest and traffic to the Mosaic website. The print ads started in August 2005 and radio ads started in July 2005. The first ads addressed Joint2Life and 24/7 Instant Relief. The July/August 2005 ads addressed Lipotrene and the benefits of Policosanol. The Company has also run new ads on the Premium Noni Chews, Joint 2 Life Chews, and the LeanLicious Chews. The Company will run ads on the VitalHealth products available in the fall. This includes Premium Vitamin C, Premium Multivitamin and Premium Creatine. The ads will be run in at least 25 newspapers each month for six months.

We anticipate that the Company will require approximately $546,000 to sustain operations through December 2006. The foregoing estimate takes into consideration estimated costs relating to anticipated internet services, payroll, administrative expenses, advertising, freight, legal services, accounting services, insurance, samples and promotion, equipment and office supplies.

Internet traffic to the Mosaic website has not generated and is not currently expected to generate the revenue necessary to sustain the operations of the Company through December 2006. We believe that sales fell short of projections as a result of problems with our website. The Company received numerous telephone and e-mail communications from potential customers reporting difficulties with the website. As a result, we have spent a large amount of time testing and correcting the reported problems and identifying and preventing potential problems that could result in a future loss of sales. We believe that the website is now stable and expect to see an increase in sales as a result.

The Company is also pursuing purchase orders from retailers and export accounts to generate revenue necessary to sustain operations. In November we received the first purchase order under our International Distributor Agreement with AHB Trading Limited, S.A., our distributor in Mexico, Central America and South America.

Though the Company believes it will eventually be able to generate purchase orders and internet sales sufficient to sustain operations, it will be forced to pursue loans, capital infusions from private sale of common stock, deferment of compensation to certain officers, or some combination thereof until such time. There can be no assurance that the Company will be successful in obtaining loans, equity financing or deferments of compensation upon favorable terms. The Company also anticipates funding additional advertising with Global Media Fund through exchange of its restricted common stock for additional media credit.

The Company intends to raise money through private placement sale of its restricted common stock during the next twelve months.This will be done to sustain operations until the company begins to generate sufficient revenue from internet sales and purchase orders from retailers and export accounts. The Company will attempt to raise $500,000 to $2,000,000.

In addition, the Company intends to set up an advisory board made up of medical and related experts in the food supplement area. The company has preliminary and informal arrangements with its primary manufacturer to produce any large orders from major retailers in the event that we receive such purchase orders.  No significant changes in the number of employees of the Company are planned.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Item 3. Description of Property.

The Company has a five year lease on 2889 square feet of prime office space at 4100 Spring Valley Road, Suite 200, Dallas, Texas 75244 at a rate of $2889 per month. Management believes this space is adequate for the company’s corporate office needs.

The company does not intend to invest in any real estate, interests in real estate, real estate mortgages, or interests in entities engaged in real estate activities at this time.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information regarding the beneficial ownership of the capital stock as of October 31, 2005 for (a) each person known by us to own beneficially five percent (5%) or more of the voting capital stock, and (b) each Director and executive officer who owns capital stock. Except pursuant to applicable community property laws and except as otherwise indicated, each shareholder identified in the table possesses sole voting and investment power with respect to his or her shares.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner		Percent of Class(1)
Common Stock
As a Group	Officers and Directors 4100 Spring Valley, Suite 200 Dallas, Texas 75244	11,450,000	(2)	21.1%

As Individuals	Charles Townsend, President, Chief Executive Officer and Director 4100 Spring Valley, Suite 200 Dallas, Texas 75244	10,000,000		18.4%

John Castleberry Secretary and Director 1417 Capetown Grand Prairie, Texas 75050	1,000,000		1.8%

Charles E. Lowe Director 108 Cliff Circle Salado, Texas 76571	450,000		0.8%

Rounsevelle W. Schaum (2) former Director and former Chairman of the Board of Directors 157 Harrison Ave, #17 Newport, RI 02840	1,000,000		1.8%

Cede & Co. P.O. Box 222 Bowling Green Station New York, NY 10274	14,341,531	(3)	26.3%

Scott Robert Fern Unit 405, 1 Gray Street New Farm 4005 Australia	2,725,500		5.0%

Mtn. West Equities Corp. 2980 S. Rainbow Blvd., #220H, Las Vegas, NV	3,277,219	(4)	6.0%

Roger Ellsworth P.O. Box 60275 Las Vegas, NV 89160	4,244,800	(5)	7.8%
_________________
(1)   The percentage is based on 54,363,306 shares of common stock issued and outstanding as of October 31, 2005.
(2)   At a special shareholder meeting on September 23, 2005, Mr. Schaum was removed from the board of directors. Accordingly, the 1,000,000 shares held by Mr. Schaum are not included in the calculation of shares held by Officers and Directors.
(3)   Shares held at Cede & Co. represent shares held in street name by certain brokerages on behalf of their customers. We are unable to obtain the identities of many of the beneficial owners who have dispositive control over the shares because they have objected to disclosure of certain ownership information about themselves. None of the non-objecting beneficial owners that we have been able to identify beneficially own five percent (5%) or more of the voting capital stock.
(4)   Consists of 3,177,219 shares held by Mtn. West Equities Corp. and 100,000 shares held by Wasatch Summit Development, a division of Mtn. West Equities Corp. The address for Mtn. West Equities Corp. and Wasatch Summit Development is 2980 S. Rainbow Blvd., #220H, Las Vegas, NV. Whitney D. Lund is the president of Mtn. West Equities Corp.
(5)   Shares are held by Mr. Ellsworth in certificated form and in six other separate accounts.  2,000 shares are held in the name of a family limited partnership.

There are no arrangements the operation of which would result in a change in control of Mosaic Nutraceuticals Corp.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

The following table sets forth information concerning our Directors and executive officers as of the date of this filing. Our Board of Directors consists of a total of three members who serve terms of one year and hold office until the next annual general meeting of the holders of our common stock. Our officers are appointed by our board of directors after each meeting subsequent to the annual meeting of stockholders and hold office for one year, and until their successors are elected and qualify.

			Term as
Name	Age	Position	Director Expires

Charles Townsend	61	Chief Executive Officer, President, Treasurer and Director	2006
John Castleberry	48	Secretary and Director	2006
Charles E. Lowe	55	Director	2006

Charles Townsend has served as a Director of the Company since May 2004 and is the President, Treasurer and Chief Executive Officer. From July 2002 to March 2005 Mr. Townsend served as President of Affordable Security Advances, Inc., a private alarm company. From September 1999 through May 2002 Mr. Townsend served as Vice President and Chief Operating Officer of Stealth Industry, Inc., a home security service company that he co-founded. At Stealth Industry, Inc. Mr. Townsend was responsible for accounting, purchasing, customer service and operations. Mr. Townsend received a Bachelor of Business Administration from the University of Texas at Austin in 1972 and a Masters Degree in Business & Administration with an emphasis on Banking and Finance from North Texas State University in 1978.

John Castleberry is the Secretary and a Director. Mr. Castleberry became a Director of the Company on August 6, 2004. For the past 12 years Mr. Castleberry has served, and continues to serve, as the Secretary and President of I-Net-Con., Inc., a private company specializing in data communications, data recovery, local area networks, software and research and development design.

Charles E. Lowe became a Director of the Company on September 23, 2005 upon election at a special shareholder meeting held on that date. Since August 2002, Mr. Lowe has been the owner, chief financial officer and treasurer of Splendors, Inc. (dba SPLENSDORS OF SALADO), a retail shop, and served as a part-time CPA for clients in the Dallas, Texas area. From August 1996 to May 2002, Mr. Lowe worked for the Delta Dallas Companies, and served as Chief Financial Officer, Treasurer and Controller for one subchapter S corporation and three limited partnerships. From August 1992 through August 1996, Mr. Lowe served as Comptroller of Siepiela Interests, Inc./Birkdale Homes, Inc. Mr. Lowe worked as a Tax Manager and Senior Tax Manager with Travis Wolff & Co./Pannell, Kerr, Forster/Tannery & Co. from January 1984 through August 1992. He has also served as a Senior Staff accountant for CRC Wireline, Inc. from 1981 through 1983, a Staff Assistant for C&H Transportation Co., Inc. from 1980 through 1981, a Cost Accountant for Dallas -Jetco, Inc. from 1979 through 1980, an Internal Auditor for Recognition Equipment from 1978 through 1979 and a Junior Accountant for C&H Transportation Co., Inc. from 1977 through 1978. Mr. Lowe holds a bachelor of Business Administration, Accounting from Texas Tech University, and a Master of Business Administration, Accounting from the University of North Texas.

Family Relationships

There are no family relationships among the above persons.

Involvement in Certain Legal Proceedings

None of the above persons or any business in which such person was an executive officer have been involved in a bankruptcy petition, been subject to a criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree enjoining or suspending their involvement in any type of business, or been found to have violated a securities or commodities law.

Directorships in Other Companies

No Directors hold directorships in any other reporting companies.

Audit Committee Financial Expert

The Company does not have a standing Audit Committee. The functions of the Audit Committee are currently assumed by our full Board of Directors. Additionally, we do not have a member of our board of directors that has been designated as an audit committee “financial expert.” We do not have a designated audit committee financial expert yet but the company intends to address the matter. The company may add two additional Directors subsequent to approval of this Registration Statement and expects to address the matter at that time.

Item 6. Executive Compensation.

The following summary compensation table sets forth the total annual compensation paid or accrued by us to or for the account of the Chief Executive Officer and each other executive officer whose total cash compensation exceeded $100,000 for any of the past three fiscal years:

SUMMARY COMPENSATION TABLE

					Long-Term Compensation
					Awards
		Annual Compensation			Restricted		Securities	Payout(s)
				Other	Stock		Underlying	LTIP
Name and Principal				Annual	Award(s)		Options/	Payouts	All Other
Position	Year	Salary($)	Bonus($)	Compensation($)	($)		SARs (#)	($)	Compensation ($)

Charles Townsend,	2002	0	0	0	0		0	0	0
President and CEO	2003	0	0	0	0
	2004	6,000	0	0	0	*

John Castleberry,	2002	0	0	0	0		0	0	0
Secretary	2003	0	0	0	0
	2004	6,000	0	0	0	**

_________________
*10,000,000 shares of restricted common stock were issued to Charles Townsend as part of the merger of Westchester Group, Inc. into the Company (the “Merger”). However, such shares were not issued as executive compensation.

**1,000,000 shares of restricted common stock were issued to John Castleberry as part of the Merger. However, such shares were not issued as executive compensation.

Option/SAR Grants in Last Fiscal Year

No Options or stock appreciation rights were granted in the last fiscal year to any executive officers.

Compensation of Directors

Pursuant to our Amended and Restated Bylaws, Directors may be allowed and paid all necessary expenses incurred in attending any meeting of the Board. Furthermore, no director of the Company shall be entitled to any salary or compensation for any services performed for the Company, unless such salary is fixed by resolution of the Board and adopted by unanimous vote.

Pursuant to the Plan of Merger and Agreement and Plan of Reorganization of Westchester Group, Inc., a Nevada corporation into Epublishedbooks.com, a Nevada corporation, as the surviving corporation dated May 21, 2004, 11,000,000 shares of restricted common stock were issued to directors Charles Townsend (10,000,000 shares) and John Castleberry (1,000,000 shares) as part of the merger and reorganization.

On August 6, 2004, the board of directors issued 1,000,000 shares of restricted common stock to Rounsevelle W. Schaum, a former director, in exchange for his agreement to accept a position on the board of directors of the Company.

On September 23, 2005, the board of directors unanimously resolved to grant Charles E. Lowe 450,000 shares of restricted stock for serving as a director of the Company. The resolution further provided that in the event Mr. Lowe ceases to be a director of the Company before January 1, 2006, he shall forfeit and surrender all 450,000 shares to the Company; if he ceases to be a director before January 1, 2007, he shall forfeit and surrender 300,000 shares to the Company; and if he ceases to be a director before January 1, 2008 he shall forfeit and surrender 150,000 shares to the Company. In accordance with the foregoing resolution, on October 24, 2005, Mosaic issued 450,000 shares of restricted common stock of the Company to Charles E. Lowe for serving on the board of directors of the Company.

As of the date of this filing, the Company has paid no other compensation to our Directors for Board Service.

Item 7. Certain Relationships and Related Transactions.

None.

Item 8. Description of Securities.

The following description as a summary of the material terms of the provisions of our Articles of Incorporation, as amended, and
Amended and Restated Bylaws in effect at the time of this filing. The Articles of Incorporation and Amended and Restated Bylaws have been incorporated as exhibits to this registration statement. For a details on the provisions of our Articles of Incorporation, as amended, and Amended and Restated Bylaws, the exhibits should be reviewed in their entirety.

As of the date of this filing, our authorized capital consists of 100,000,000 shares of Common Stock, par value $.001 per share, and 5,000,000 shares of Preferred Stock, par value of $.001 per share. No capital stock carries preemptive rights. There are no provisions in the Articles of Incorporation, as amended, or the Amended and Restated Bylaws that would delay, defer, or prevent a change in control of the Company. Standard Transfer & Trust Company, Inc. serves as our transfer agent.

Common Stock

We are authorized to issue 100,000,000 shares of common stock, par value $.001 per share, (the “Common Stock”) which shall be non-assessable. As of October 31, 2005, there were 54,363,306 shares of Common Stock issued and outstanding. No shares are held as treasury stock. Shares of our Common Stock may be issued by the Company from time to time and for such consideration as may be determined upon and fixed by the board of directors. Shares of our Common Stock have no preemptive rights, limitations, or preferences and cumulative voting is prohibited. All shares of our Common Stock have equal voting rights and, when validly issued and outstanding, have one vote per share on all matters to be voted upon by stockholders.

Preferred Stock

We are authorized to issue 5,000,000 shares of Preferred Stock, par value of $.001 per share (the “Preferred Stock”), which may be divided into various series. As of the date of this filing, there are no shares of Preferred Stock issued and outstanding. Shares of our Preferred Stock may be issued by the Company from time to time and for such consideration as may be determined upon and fixed by the board of directors.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. Holders of our Preferred Stock, if and when issued, will have dividend rights as specified in the Articles of Incorporation, as subsequently amended. We have never declared or paid any cash dividends on our Common Stock. We do not anticipate paying any cash dividends to stockholders in the foreseeable future. In addition, any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as the Board of Directors deem relevant.

PART II

Item 1.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

Our common stock is quoted on the Pink Sheets under the symbol “MCNJ” and may be traded over the counter on an unsolicited basis. The high and low closing bid information for our common stock is based on information received from the Pink Sheet Market.

	Common Stock
	High	Low
2005
Second Quarter	$1.68	$0.12
First Quarter	$0.50	$0.27

2004
Fourth Quarter	$0.43	$0.07
Third Quarter*	$0.37	$0.03
Second Quarter	$0.08	$0.03
First Quarter	$0.04	$0.03

2003
Fourth Quarter	$0.04	$0.04
Third Quarter	$0.05	$0.04
Second Quarter	$0.05	$0.05
First Quarter	$0.05	$0.05

 * A 3 for 1 split occurred in the Third Quarter of 2004.

The quotations reflect inter-dealer price, without mark-up, markdown or commission and may not represent actual transactions.
Options, Warrants, Convertible Securities

On September 13, 2004, pursuant to our International Distributor Agreement with AHB Trading Limited, S.A. of the same date, we issued a warrant for the purchase of up to 500,000 shares of common stock to AHB Trading Limited, S.A. The warrant has an exercise price of $0.60 per share and may be exercised until September 13, 2009.

On September 13, 2004, pursuant to our International Distributor Agreement with AHB Trading Limited, S.A. of the same date, we issued a warrant for the purchase of up to 500,000 shares of common stock to AHB Trading Limited, S.A. The warrant has an exercise price of $1.00 per share and may be exercised until September 13, 2009.

On September 13, 2004, pursuant to our International Distributor Agreement with AHB Trading Limited, S.A. of the same date, we issued a warrant for the purchase of up to 500,000 shares of common stock to AHB Trading Limited, S.A. The warrant has an exercise price of $1.40 per share and may be exercised until September 13, 2009.

On September 13, 2004, pursuant to our International Distributor Agreement with AHB Trading Limited, S.A. of the same date, we issued a warrant for the purchase of up to 500,000 shares of common stock to AHB Trading Limited, S.A. The warrant has an exercise price of $2.00 per share and may be exercised until September 13, 2009.

Pursuant to our International Marketing Agreement with C&H Marketing, Inc. we have agreed to issue warrants to C&H Marketing quarterly, which shall be exercisable over seven years, in an amount equal to 10,000 options for each $100,000 in sales to retailers. The warrants shall be issued at the greater of the weighted average market stock price for the quarter or the closing stock trade on the final day of the trading quarter. As of the date of this filing, no warrants have been issued to C&H Marketing under the International Marketing Agreement.

Free Trading Shares

As of October 31, 2005, a total of 16,219,581 shares of our common stock are considered free trading.

Holders

As of October 31, 2005, we had 110 holders of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies. The transfer agent of our common stock is Standard Transfer & Trust Company, Inc.

Dividends

We have never declared or paid any cash dividends on our common stock. We do not anticipate paying any cash dividends to stockholders in the foreseeable future. In addition, any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as the Board of Directors deem relevant.

Item 2.   Legal Proceedings.

The Securities and Exchange Commission (the “Commission”) temporarily suspended trading in the securities of the Company from February 2, 2005 through February 15, 2005, based on concerns about the accuracy and adequacy of publicly disseminated information regarding, among other things, Mosaic’s financial condition and its ability to fund advertising campaigns in support of its products. The Commission has also expressed concern that Mosaic and/or certain of its shareholders may have unjustifiably relied on Rule 144(k) of the Securities Act of 1933 (“Securities Act”) in conducting an unlawful distribution of its securities that failed to comply with the resale restrictions of Rules 144 and 145 of the Securities Act. The Commission is currently conducting an investigation regarding the foregoing concerns.

We are not a party to any other material pending legal proceeding, nor are we aware of any legal proceedings being contemplated against us by any governmental authority. Furthermore, we are not aware of any other legal proceeding in which any of our officers, directors, affiliates or security holders is a party adverse to us or in which any of them have a material interest adverse to us.

Item 3.  Changes in and Disagreements with Accountants.

The Company has had no changes in or disagreements with accountants in its two most recent fiscal years.

Item 4.  Recent Sales of Unregistered Securities.

The following discussion outlines all securities sold by us for cash or other consideration during the previous three years. Unless otherwise described, all of the securities sold were issued pursuant to the authority granted by the private offering exemption outlined in Section 4(2) of the Securities Act. None of the below mentioned “sales” were made to more than 35 non-accredited investors and none were made with a view toward distribution. All shares issued were restricted and contained a Rule 144 legend.

On May 24, 2004, 32,062,500 Shares of the Company were exchanged for 32,062,500 shares of Westchester Group, Inc. pursuant to the Plan of Merger and Agreement and Plan of Reorganization of Westchester Group, Inc. a Nevada corporation into EPublishedbooks.com, a Nevada Corporation, as the surviving corporation (the “Plan of Merger”). The Plan of Merger also provided for issuance of 11,000,000 shares of common stock to Charles Townsend (10,000,000 shares) and John Castleberry (1,000,000 shares) in connection with the merger and reorganization.

On July 28, 2004 Mosaic issued 233,000 shares of restricted common stock of the Company to Darren Lopez in exchange for cancellation of debt owed by Mosaic to Mr. Lopez in the amount of $30,000 together with accrued interest.

On August 18, 2004, Mosaic issued 1,000,000 shares of restricted common stock of the Company to Rounsevelle W. Schaum in exchange for his agreement to accept a position on the board of directors of the Company.

On December 5, 2004, the Company issued 33,334 shares of restricted common stock at a price of $0.60 per share for total cash proceeds in the amount of $20,000 to Esteban Benevides.

On March 9, 2005, the Company sold 333,334 shares of restricted common stock to Steven Miotti for aggregate consideration in the amount of $50,000. The foregoing shares were issued on May 20, 2005.

On May 20, 2005, the Company converted $17,928 in accounts payable to BJC Marketing, Inc. into 119,520 shares of restricted common stock.

On April 8, 2005, the Company entered into a Memorandum of Understanding (“MOU”) with Global Media Fund, LLC (“GMF”), whereby GMF issued a Media Due Bill to Mosaic in the amount of One Million Dollars ($1,000,000) in print and/or radio advertising credits in exchange for 1,000,000 shares of restricted common stock (valued at $500,000 for purposes of the MOU) issued to GMF upon execution of the MOU. The MOU also provides for issuance of restricted common stock to GMF valued at $500,000, to be issued in ten consecutive monthly installments, beginning on June 30, 2005. Each of the ten installments are to be the number of shares of common stock equaling a “market value” of $50,000 determined as of the month of the installment. “Market value” is to be calculated as 90% of the average closing price of the common stock for tens days immediately preceding the stock issuance date.

On April 26, 2005, the Company sold 2,000,000 shares of restricted common stock to Gabriel Vidales at a price of $0.25 per share for an aggregate of $500,000.

On July 15, 2005, the Company issued 40,880 shares of restricted common stock to Global Media Fund, LLC valued at $50,000 pursuant to the terms of its MOU dated April 8, 2005.

On July 30, 2005, the Company issued 33,079 shares of restricted common stock to Global Media Fund, LLC valued at $50,000 pursuant to the terms of its MOU dated April 8, 2005.

On August 1, 2005, the Company issued 50,186 shares of restricted common stock to Global Media Fund, LLC valued at $50,000 pursuant to the terms of its MOU dated April 8, 2005.

On October 24, 2005, Mosaic issued 450,000 shares of restricted common stock of the Company to Charles E. Lowe for serving on the board of directors of the Company. The shares were authorized for issuance by the Board of Directors on September 23, 2005.

On October 30, 2005, the Company issued 58,173 shares of restricted common stock to Global Media Fund, LLC valued at $50,000 pursuant to the terms of its MOU dated April 8, 2005.

On November 1, 2005, the Company issued 52,313 shares of restricted common stock which were supposed to have been issued and delivered to Global Media Fund, LLC on or before September 30, 2005 pursuant to the terms of its MOU dated April 8, 2005.

On November 1, 2005, the Company issued an additional 77,592 shares of restricted common stock to Global Media Fund, LLC valued at $50,000 pursuant to the terms of its MOU dated April 8, 2005.

On November 9, 2005, the Board of Directors authorized sale of 36,364 shares of restricted common stock at a price of $0.275 per share for total cash proceeds in the amount of $10,000 to Steve Miotti.

On November 9, 2005, the Board of Directors authorized sale of 33,333 shares of restricted common stock at a price of $0.30 per share for total cash proceeds in the amount of $10,000 to Brian Waggoner.

Item 5.   Indemnification of Directors and Officers.

The Amended and Restated Bylaws of the Company generally provide that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the Company or is or was serving at the request of the Company or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Company.

The Amended and Restated Bylaws also provide that the Board of Directors may cause the Company to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Company, or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

PART F/S

MOSAIC NUTRACEUTICALS, CORP.
(FKA MOSAIC NUTRICEUTICALS, CORP.)
(A Development Stage Enterprise)

FINANCIAL REPORTS

MARCH 31, 2005
DECEMBER 31, 2004
DECEMBER 31, 2003

MOSAIC NUTRACEUTICALS, CORP.
(FKA MOSAIC NUTRICEUTICALS, CORP.)
(A Development Stage Enterprise)

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Mosaic Nutraceuticals, Corp. (fka Mosaic Nutriceuticals, Corp.)
Dallas, Texas

I have audited the accompanying balance sheets of Mosaic Nutraceuticals, Corp. (fka Mosaic Nutriceuticals, Corp.) (A Development Stage Enterprise) as of March 31, 2005 and December 31, 2004, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the three months ended March 31, 2005, the year ended December 31, 2004 and the period August 8, 1990 (inception) through March 31, 2005. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mosaic Nutraceuticals, Corp. (fka Mosaic Nutriceuticals, Corp.) (A Development Stage Enterprise) as of March 31, 2005 and December 31, 2004 and the results of its operations and cash flows for the three months ended March 31, 2005 and the year ended December 31, 2004 and for the period August 8, 1990 (inception) through March 31, 2005, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has limited operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Kyle L. Tingle, CPA, LLC

May 26, 2005, except for Note 2, which is October 20, 2005
Las Vegas, Nevada

MOSAIC NUTRACEUTICALS, CORP.
(FKA MOSAIC NUTRICEUTICALS, CORP.)
(A Development Stage Enterprise)
BALANCE SHEETS

	March 31, 2005	December 31, 2004	December 31, 2003

ASSETS

CURRENT ASSETS
Cash	$20,720	$2,519	$0
Inventory	25,952	23,596	0
Prepaid expense	2,629	0	0

Total current assets	$49,301	$26,115	$0

INTANGIBLE ASSETS, net	$25,000	$26,500	$0

Total assets	$74,301	$52,615	$0

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$17,743	$18,273	$0
Notes payable	19,876	19,876	0

Total current liabilities	$37,619	$38,149	$0

STOCKHOLDERS’ EQUITY
Preferred stock: $0.001 par value; authorized 5,000,000 shares; no shares issued and outstanding
Common stock subscribed, 33,334 shares at December 31, 2004 and 452,854 shares at March 31, 2005:	$67,928	$20,000	$0
Common stock: $0.001 par value; authorized 100,000,000 shares; issued and outstanding: 32,062,500 shares at December 31, 2003; 50,244,800 shares at December 31, 2004 and 50,278,134 March 31, 2005:	50,278	50,245	32,063
Additional paid in capital	506,894	486,927	0
Accumulated deficit during development stage	(588,418)	(542,706)	(32,063)

Total stockholders’ equity	$36,682	$14,466	$0

Total liabilities and stockholders’ equity	$74,301	$52,615	$0

See Accompanying Notes to Financial Statements.

MOSAIC NUTRACEUTICALS, CORP.
(FKA MOSAIC NUTRICEUTICALS, CORP.)
(A Development Stage Enterprise)
STATEMENTS OF OPERATIONS

	Three months			Aug. 8, 1990
	ended	Years ended		(inception) to
	March 31,	December 31,		March 31,
	2005	2004	2003	2005

Revenues	$221	$0	$0	$221

Cost of revenue	0	0	0	0

Gross profit	$221	$0	$0	$221

General, selling and administrative expenses
Operating expenses	$44,035	$476,935	$0	$526520
Depreciation and amortization	1,500	3,500	0	5,000
Operating loss	$(45,314)	$(480,435)	$0	$(531,299)

Nonoperating income (expense)	398	645	0	1,043

Net loss	$(45,712)	$(481,080)	$0	$(532,342)

Net loss per share, basic and diluted	$(0.00)	$(0.00)	$0.00

Average number of shares of common stock outstanding	50,271,097	42,776,006	32,062,500

See Accompanying Notes to Financial Statements.

MOSAIC NUTRACEUTICALS, CORP.
(FKA MOSAIC NUTRICEUTICALS, CORP.)
(A Development Stage Enterprise)

STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated
			Additional	Common	(Deficit) During
	Common Stock		Paid-In	Stock	Development
	Shares	Amount	Capital	Subscribed	Stage	Total

Issuance of Common Stock, August 8, 1990	562,500	$563	$1,937	$0	$0	$2,500
Balance, December 31, 1990	562,500	$563	$1,937	$0	$0	$2,500
Balance, December 31, 1991	562,500	$563	$1,937		$0	$2,500
Net loss, December 31, 1992					(2,500)	(2,500)
Balance, December 31, 1992	562,500	$563	$1,937	$0	$(2,500)	$0
Balance, December 31, 1993	562,500	$563	$1,937	$0	$(2,500)	$0
Balance, December 31, 1994	562,500	$563	$1,937	$0	$(2,500)	$0
July 20, 1995, changed from no par value to $.001
July 21, 1995, forward stock 900:1
Balance, December 31, 1995	562,500	$563	$1,937	$0	$(2,500)	$0
February 1, 1996, reverse split 1:100
Issuance of Common Stock for Services February 22, 1996	16,500,000	16,500	(1,937)		(13,563)	1,000
Net loss, December 31, 1996					(1,000)	(1,000)
Balance, December 31, 1996	17,062,500	$17,063	$0	$0	$(17,063)	$0
Balance, December 31, 1997	17,062,500	$17,063	$0	$0	$(17,063)	$0
Balance, December 31, 1998	17,062,500	$17,063	$0	$0	$(17,063)	$0
Balance, December 31, 1999	17,062,500	$17,063	$0	$0	$(17,063)	$0
Contributed Capital					1,025	1,025
Net loss, December 31, 2000					(1,025)	(1,025)
Balance, December 31, 2000	17,062,500	$17,063	$1,025	$0	$(17,063)	$0
Issuance of common stock; April 19, 2001, at $0.001708 per share	6,250,000	6,250			(5,823)	427
Issuance of common stock; June 21, 2001, at $0.001708 per share	8,750,000	8,750			(8,152)	598
Net loss, December 31, 2001					(1,025)	(1,025)
Balance, December 31, 2001	32,062,500	$32,063	$0	$0	$(32,063)	$0
Balance, December 31, 2002	32,062,500	$32,063	$0	$0	$(32,063)	$0
Balance, December 31, 2003	32,062,500	$32,063	$0	$0	$(32,063)	$0
May 24, 2004, forward stock split 25:1
Recapitalization of common stock stock in connection with merger ePublishedBooks.com	5,949,300	5,949	24,205		(29,563)	591
Issuance of 11,000,000 shares pursuant to merger agreement	11,000,000	11,000				11,000
Issuance of 1,000,000 to board member upon joining board of directors	1,000,000	1,000				1,000
Issuance of Warrants for services			432,387			432,387
Contribution of capital			268			268
Issuance of 233,000 shares for debt	233,000	233	30,067			30,300
Stock subscribed				20,000		20,000
Net loss, December 31, 2004					(481,080)	(481,080)
Balance, December 31, 2004	50,244,800	$50,245	$486,927	$20,000	$(542,706)	$14,466
Issue subscribed stock	33,334	33	19,967	(20,000)
Stock subscribed				50,000		50,000
Stock subscribed in settlement of accounts payable				17,928		17,928
Net loss, March 31, 2005					(45,712)	(45,712)
Balance, March 31, 2005	50,278,134	$50,278	$506,894	$67,928	$(588,418)	$36,682

See Accompanying Notes to Financial Statements.

MOSAIC NUTRACEUTICALS, CORP.
(FKA MOSAIC NUTRICEUTICALS, CORP.)
(A Development Stage Enterprise)
STATEMENTS OF CASH FLOWS

	Three months			Aug. 8, 1990
	ended	Years ended		(inception) to
	March 31,	December 31,		March 31,
	2005	2004	2003	2005

Cash Flows From Operating Activities
Net loss	$(45,712)	$(481,080)	$0	$(532,342)
Adjustments to reconcile net loss to cash used in operating activities:
Amortization	1,500	3,500	0	5,000
Issuance of warrants for marketing expense	0	432,387	0	432,387
Stock based compensation	0	12,000	0	13,000
Interest expense paid by stock	0	300	0	300
Changes in assets and liabilities
Increase in inventory	(2,356)	(23,596)	0	(25,952)
Increase in inventory	(2,629)	0	0	(2,629)
Increase in accounts payable and accrued liabilities	17,398	18,273	0	35,671

Net cash used in operating activities	$(31,799)	$(38,216)	$0	$(74,565)

Cash Flows From Investing Activities
Purchase of intangible asset	$0	$(30,000)	$0	$(30,000)
Acquisitions, net of cash acquired	0	591	0	591

Net cash used in investing activities	$0	$(29,409)	$0	$(29,409)

Cash Flows From Financing Activities
Issuance of common stock	$50,000	$20,000	$0	$73,525
Proceeds from notes payable	0	49,876	0	49,876
Contribution of capital	0	268	0	1,293

Net cash provided by financing activities	$50,000	$70,144	$0	$124,694

Net increase in cash	$18,201	$2,519	$0	$20,720

Cash, beginning of period	$2,519	$0	$0	$0

Cash, end of period	$20,720	$2,519	$0	$20,720

Supplemental Information
Stock issued for debt 233,000 shares @$0.13	$0	$30,300	$0	$30,300

Stock issued in settlement of accounts payable	$17,928	$0	$0	$17,928

Warrants issued for distribution rights agreement	$0	$432,387	$0	$432,387

See Accompanying Notes to Financial Statements.

MOSAIC NUTRACEUTICALS, CORP.
(FKA MOSAIC NUTRICEUTICALS, CORP.)
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Mosaic Nutraceuticals, Corp. (fka Mosaic Nutriceuticals, Corp.) (“Company”) was organized August 8, 1990 under the laws of the State of Nevada. The Company currently has limited operations and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises,” is considered a Development Stage Enterprise. On February 15, 2005, the Certificate of Amendment was accepted by the Secretary of State changing the name of the Company from Mosaic Nutriceuticals, Corp. to Mosaic Nutraceuticals, Corp.

The Company owns development and marketing rights for various nutriceutical chew products. The Company is in the process of bringing this new line of health products to market. As of the date of this report, full operations and revenue production had not begun. A few test transactions were accepted through its internet site.

The Company was organized on August 8, 1990 under the laws of the State of Nevada, as Hot Spot Tours, Inc. On July 29, 1995, the Company changed its name from Hot Spot Tours, Inc. to Westchester Group, Inc. The Company ceased operations in January 1993.

ePublishedBooks.com was organized on March 14, 2000 under the laws of the State of Nevada. With its limited operations and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises,” it was considered a Development Stage Enterprise.

ePubishedBooks.com was established to build an internet presence to offer an outlet for new authors to publish their literary work electronically.

Merger between Westchester Group, Inc. and ePublishedBooks.com

On May 24, 2004, the State of Nevada approved the Amendment and Plan of Reorganization and Merger of Westchester Group, Inc. (“Westchester”), a Nevada corporation, into ePublishedBooks.com (“ePub”), a Nevada Corporation. This plan was effective with the filing of the document with the State of Nevada on May 24, 2004. Through the agreement, each outstanding share of Westchester was automatically converted to one share of ePub. In addition, ePub agreed to issue 11,000,000 shares of restricted stock to Westchester directors as part of the merger. The transaction results in 49,011,800 shares of ePub. ePub assumed all liabilities and obligations of Westchester. Based on the terms of the merger agreement, through Rule 12g-3(a) of the general rules and regulations of the Securities Exchange Act of 1934, as amended, ePub became the surviving entity for reporting purposes to the Securities and Exchange Commission.

The transaction is accounted for as a reverse acquisition with Westchester Group, Inc. the surviving registrant. As a result, Westchester Group, Inc.’s former stockholders exercised control over ePub. The accounting for the merger is identical to that resulting from a reverse merger, except no goodwill or other intangible assets are recorded. There were no adjustments to the historic carrying values of the assets and liabilities of Westchester Group, Inc. and ePublishedBooks.com and all costs of the merger transaction were expensed. For accounting purposes, Westchester Group, Inc. as been treated as the accounting acquirer and, accordingly, is presented as the continuing entity. The historical financial statements are those of Westchester Group, Inc. ePublishedBooks.com changed its name to Mosaic Nutraceuticals, Corp. (fka Mosaic Nutriceuticals, Corp.), which is the legal entity going forward and is referred to hereafter as the “Company.”

A summary of the Company’s significant accounting policies is as follows:

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of March 31, 2005, December 31, 2004 and December 31, 2003.

Fair Value of Financial Instruments

The fair values of financial instruments are estimated based on market rates based upon certain market assumptions and information available to management. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables due to the short-term nature or that they are payable on demand.

Revenue Recognition

The Company will recognize revenue on an accrual basis as services are rendered or product is shipped. For product sales, revenue is recognized upon the transfer of ownership of the product to the purchaser.

Income taxes

Income taxes are provided for using the liability method of accounting in accordance with SFAS No. 109 “Accounting for Income Taxes.”A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Going Concern

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. Currently, the Company does not have significant cash of other material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and raises substantial doubt about its ability to continue as a going concern. The Company will be dependent upon the raising of additional capital through placement of our common stock in order to continue with the business plan. There can be no assurance that the Company will be successful in raising the capital it requires through the sale of our common stock in order to continue as a going concern. Until the Company has sufficient operations, the stockholders, officers, and directors have committed to advancing the operating costs of the Company.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123R replaced SFAS No. 123 and superceded Accounting Principles Board Opinion No. 25. SFAS No. 123R will require compensation costs related to share-based payment transactions to be recognized in the financial statements. The effective date of SFAS No. 123R is the first reporting period beginning after June 15, 2005. The adoption of SFAS No. 123 (revised 2004) should not have a significant impact on the Company’s financial position or results of operations until such time the Company has share-based payments. The Company will adopt the provisions of SFAS No. 123R at that time.

Note 2. Stockholders’ Equity

Common stock

The authorized stock of the Company consists of 5,000,000 shares of preferred stock with a par value of $0.001 and 100,000,000 shares of common stock with par value of $0.001.

Westchester Group, Inc. issued 2,500 shares for assets on August 8, 1990, date of inception. On July 29, 1995, the Company’s shareholders approved an amendment to the Articles of Incorporation to increase its capitalization, establishing a par value of $0.001 and increasing authorized shares to 50,000,000 common and 10,000,000 preferred shares. On July 21, 1995, the Company’s shareholders approved a forward split of 900 shares for each common share outstanding, increasing the number of outstanding common shares from 2,500 to 2,250,000 shares.

On February 29, 1996, the Company’s shareholders approved a reverse split of 1 share for each 100 shares of common stock outstanding at February 1, 1996. As a result of the reverse split, the number of outstanding common shares was reduced from 2,250,000 to 22,500 shares.

On February 22, 1996, the officers, directors and founders received 660,000 shares for services valued at $1,000.

On April 19, 2001, the Company issued 250,000 shares at $0.001708 per share, totaling $427.

On June 21, 2001, the Company issued 350,000 shares at $0.001708 per share, totaling $598.

In conjunction with the merger on May 24, 2004 described in Note 1, the Company effected a forward split of 25 common shares for each common share outstanding, increasing the number of outstanding common shares from 1,282,500 to 32,062,500 shares. Also, as described in Note 1, the officers and directors of the Company were granted 11,000,000 shares of common stock in connection with the merger.

The authorized stock of the ePublishedBooks.com (“ePub”) consisted of 5,000,000 shares of preferred stock with a par value of $0.001 and 100,000,000 shares of common stock with par value of $0.001.

On March 15, 2000, ePub issued 1,000,000 shares of common stock to an officer and director for services valued at $1,000. On May 31, 2000, ePub issued 500,000 shares of common stock to an officer and director for $5,000 cash.

On July 31, 2001, ePub completed a Regulation D, Rule 504 of the Securities and Exchange Commission Act of 1933 offering. Pursuant to the offering, ePub issued 483,100 of its common stock for cash totaling $24,155.

On May 5, 2004, the shareholders of ePub approved a forward split of 3 shares for each common stock outstanding. As a result of the forward split, the number of outstanding common shares increased from 1,983,100 to 5,949,300 shares. On May 25, 2004, the State of Nevada approved the Company’s Certificate of Amendment to the Articles of Incorporation, which increased its capitalization from 25,000,000 common shares to 100,000,000 common shares.

On July 28, 2004, the note payable for Domain names was exchanged for shares of stock in lieu of payment on the note. The Company issued 233,000 shares of SEC Rule 144 stock in satisfaction of the note.

On December 5, 2004, the Company subscribed 33,334 shares of stock at $0.60 for $20,000. The shares were issued in January 2005.

On March 9, 2005, the Company subscribed 333,334 shares of restricted stock in consideration of $50,000. The Company also converted $17,928 in accounts payable to 119,520 shares. The 452,854 shares were issued in May 2005.

Pursuant to the merger described in Note 1, each share of Westchester Group, Inc. was exchanged for one share of ePublishedBooks.com. The authorized stock of the Company is the authorized stock of ePub.

The Company entered into an International Distributor Agreement (“IDA”) with AHB Trading Limited, S.A. September 13, 2004. The IDA authorizes four warrants; 1) 1,000,000 shares exercisable at $0.60 per share, 2) 1,000,000 shares exercisable at $1.00 per share, 3) 1,000,000 shares exercisable at $1.40 per share, and 4) 500,000 shares exercisable at $2.00 per share. The warrants are exercisable through September 13, 2009. Additional warrants shall be issued at the conclusion of every three months during the term of the agreement (“Quarter”) for an amount equal to 5% of the gross sales proceeds purchased by the distributor. Exercise price on these warrants will be the greater of the closing price on the last day of the quarter or the average closing price for the last ten trading days of the quarter. As of the report date, the four warrants were issued at 500,000 shares each at the above mentioned exercisable prices. Using the Black-Scholes method of valuing warrants and options, the Company expensed $432,387 as marketing expense for the warrants issued.

The Company has also entered into distribution agreements where warrants are based on sales to the distributor. Sales to distributors has not commenced and no warrants have been issued on these agreements.

As of the report date, the warrants have not been exercised.

The Company has not authorized any preferred stock.

Net loss per common share

Net loss per share is calculated in accordance with SFAS No. 128, “Earnings Per Share.” The weighted-average number of common shares outstanding during each period is used to compute basic loss per share. Diluted loss per share is computed using the weighted averaged number of shares and dilutive potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised. As of March 31, 2005, December 31, 2004 and 2003, and since inception, the Company had no dilutive potential common shares.

Note 3. Intangible Assets

On April 20, 2004, the Company entered into an Asset Purchase Agreement to acquire certain intangible assets. These assets include six domain names relating to products to be promoted and distributed by the Company and websites and artwork relating to those domain names. The Company has determined that the intangibles purchased have a useful life of five years. The provisions of SFAS No. 142 "Goodwill and Other Intangible Assets” require the completion of an annual impairment test with any impairments recognized in current earnings. The assets were acquired as part of the business plan for the Company to distribute nutriceutical products. As the business plan implementation is not completed and there has been no change in the assets acquired, the Company determined that no impairment to the assigned values had occurred. The Company’s intangible assets and accumulated amortization consisted of the following at March 31, 2005 and December 31, 2004:

	2005		2004
		Accumulated		Accumulated
	Gross	Amortization	Gross	Amortization

Domain name and websites	$30,000	$5,000	$30,000	$3,500

Note 4. Note payable

A note payable of $30,000 was incurred for the acquisition of the intangible assets as described in Note 3. The note became due on July 20, 2004. On July 28, 2004, the note holder accepted shares of stock in lieu of payment on the note. The Company issued 233,000 shares of SEC Rule 144 stock in satisfaction of the note. Notes payable at March 31, 2005, December 31, 2004 and 2003 are as follows:

	2005	2004	2003
Note payable at 8% interest due September 7, 2005, no collateral	$9,876	$9,876	$0
Note payable at 8% interest due November 19, 2005, no collateral	10,000	10,000
	$19,876	$19,876	$0

Interest is accrued on the notes payable. At March 31, 2005 and December 31, 2004, $743 and $345 interest has accrued, respectively.

Note 5. Income Taxes

We did not provide any current or deferred U.S. federal income tax provision or benefit for any of the periods presented because we have experienced operating losses since inception. We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carryforwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carryforward period.

The components of the Company’s deferred tax asset as of March 31, 2005, December 31, 2004 and 2003 is as follows:

	2005	2004	2003
Net operating loss carryforward	$34,984	$18,985	$1,943
Valuation allowance	(34,984)	(18,985)	(1,943)
Net deferred tax asset	$0	$0	$0

A reconciliation of income taxes computed at the statutory rate to the income tax amount recorded is as follows:

		2004	2003	Since Inception
Tax at statutory rate	$15,999	$17,042	$0	$34,984
Increase in valuation allowance	15,999	(17,042)	0	(34,984)
Net deferred tax asset	$0	$0	$0	$0

We did not provide the net federal operating loss carry forward will expire between 2005 and 2024. This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

Note 6. Business Combination

Merger between Westchester Group, Inc. and ePublishedBooks.com

ePublishedBooks.com, Inc. is a non-reporting company to the Security and Exchange Commission under the Securities Exchange Act of 1934, as amended. Westchester Group, Inc. owns a domain name and website and is implementing a business plan to distribute nutriceutical products. Upon the completion of the merger, the Company changed its name to Mosaic Nutriceuticals, Inc.

Transactions pursuant to SFAS No. 141, “Business Combinations,” require the acquisition of a business entity. ePublishedBooks.com had limited operations, insufficient to sustain itself, and therefore was not a considered an ongoing business entity as defined by SFAS No. 141. For reporting purposes, the transaction is treated as a capital transaction where the acquiring corporation issued stock for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is similar in form to a reverse acquisition, except that goodwill or other intangibles are not recorded.

Note 7. Subsequent Event

Memorandum of Understanding with Global Media Fund

On April 8, 2005, the Company entered into a marketing agreement with the Global Media Fund, LLC (GMF). Under the terms of the agreement, GMF will provide the Company with future marketing (Media Due Bill) totaling $1,000,000, inconsideration for the following:

1. Issuance of 1,000,000 shares to be valued at $500,000.
2. Issuance of shares for the remaining $500,000, $50,000 of restricted stock will be issued each month for 10 consecutive months, valued at 90% of the arithmetic average closing price for the ten (10) trading days preceding the issuance date.

The Company issued 100,000,000 shares on April 14, 2005 in accordance with this agreement which will be recorded as a prepaid expense. This will be expensed as such marketing services are rendered.

MOSAIC NUTRACEUTICALS, CORP.
(FKA MOSAIC NUTRICEUTICALS, CORP.)
(A Development Stage Enterprise)

FINANCIAL REPORTS
(UNAUDITED)

JUNE 30, 2005
DECEMBER 31, 2004

MOSAIC NUTRACEUTICALS, CORP.
(FKA MOSAIC NUTRICEUTICALS, CORP.)
(A Development Stage Enterprise)

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Mosaic Nutraceuticals, Corp. (fka Mosaic Nutriceuticals, Corp.)
Dallas, Texas

We have reviewed the accompanying statement of financial position of Mosaic Nutraceuticals, Corp. (the “Company”) as of June 30, 2005, and the related statements of operations shareholders’ equity and cash flows for the three-month and six-month periods ended June 30, 2005. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Kyle L. Tingle, CPA, LLC

July 12, 2005
Las Vegas, Nevada

F - 1

MOSAIC NUTRACEUTICALS, CORP.
(FKA MOSAIC NUTRICEUTICALS, CORP.)
(A Development Stage Enterprise)

BALANCE SHEETS
See Report of Independent Registered Accounting Firm

	June 30, 2005	December 31, 2004
	(unaudited)
ASSETS

CURRENT ASSETS
Cash	$124,926	$2,519
Inventory	188,486	23,596
Prepaid expense	510,937	0
Total current assets	$824,349	$26,115

OTHER ASSETS
Deposits	$2,889	$—
Fixed assets, net	35,306	—
Intangible assets, net	23,500	26,500

Total assets	$886,044	$52,615

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$46,833	$18,273
Notes payable	19,876	19,876
Total current liabilities	$66,709	$38,149

STOCKHOLDERS’ EQUITY
Preferred stock: $0.001 par value; authorized 5,000,000 shares; no shares issued and outstanding
Common stock subscribed, 33,334 shares at December 31, 2004 and 0 shares at June 30, 2005:	$—	$20,000
Common stock: $0.001 par value; authorized 100,000,000 shares; issued and outstanding: 32,062,500 shares at December 31, 2003; 50,244,800 shares at December 31, 2004 and 53,730,988 June 30, 2005:	53,731	50,245
Additional paid in capital	1,571,370	486,927
Accumulated deficit during development stage	(805,766)	(542,706)

Total stockholders’ equity	$819,335	$14,466

Total liabilities and stockholders’ equity	$886,044	$52,615

See Accompanying Notes to Financial Statements.

F - 2

MOSAIC NUTRACEUTICALS, CORP.
(FKA MOSAIC NUTRICEUTICALS, CORP.)
(A Development Stage Enterprise)
STATEMENTS OF OPERATIONS
See Report of Independent Registered Accounting Firm

					Aug 8, 1990
	Three months ended		Six months ended		(inception) to
	June 30,	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004	2005
	(unaudited)		(unaudited)		(unaudited)

Revenues	$481	$—	$702	$—	$702

Cost of revenue	121	—	121	—	121

Gross profit	$360	$—	$581	$—	$581

General, selling and administrative expenses
Operating expenses	$214,902	$859	$258,938	859	$741,422
Depreciation and amortization	2,395	—	3,895	—	7,395
Operating loss	(216,937)	$(859)	$(262,252)	$(859)	$(748,236)

Nonoperating income (expense)	(410)	—	(808)	—	(1,453)

Net loss	$(217,347)	$(859)	$(263,060)	$(859)	$(749,689)

Net loss per share, basic and diluted	$(0.00)	$(0.00)	$(0.00)	$0.00	$0.00

Weighted Average number of shares of common stock outstanding	52,756,892	38,953,974	51,520,861	35,508,237

See Accompanying Notes to Financial Statements.

F - 3

MOSAIC NUTRACEUTICALS, CORP.
(FKA MOSAIC NUTRICEUTICALS, CORP.)
(A Development Stage Enterprise)
STATEMENTS OF STOCKHOLDERS’ EQUITY
(UNAUDITED)
See Report of Independent Registered Accounting Firm

					Accumulated
			Additional	Common	(Deficit) During
	Common Stock		Paid-In	Stock	Development
	Shares	Amount	Capital	Subscribed	Stage	Total

Balance, December 31, 2003	32,062,500	$32,063	$0	$0	$(32,063)	$0
May 24, 2004, forward stock split 25:1
Recapitalization of common stock stock in connection with merger ePublishedBooks.com	5,949,300	5,949	24,205		(29,563)	591
Issuance of 11,000,000 shares pursuant to merger agreement	11,000,000	11,000				11,000
Issuance of 1,000,000 to board member upon joining board of directors	1,000,000	1,000				1,000
Contribution of capital			268			268
Issuance of warrants for services			432,387			432,387
Issuance of 233,000 shares for debt	233,000	233	30,067			30,300
Stock subscribed				20,000		20,000
Net loss, December 31, 2004					(48,693)	(48,693)

Balance, December 31, 2004	50,244,800	$50,245	$486,927	$20,000	$(542,706)	$14,466
Issue subscribed stock	33,334	33	19,967	(20,000)
Stock subscribed	333,334	333	49,667			50,000
Stock subscribed in settlement of accounts payable	119,520	120	17,809			17,929
Stock issued for services	1,000,000	1,000	499,000			500,000
Stock issued	2,000,000	2,000	498,000			500,000
Net loss, June 30, 2005					(263,060)	(263,060)

Balance, June 30, 2005	53,730,988	$53,731	$1,571,370	$—	$(805,766)	$819,335

See Accompanying Notes to Financial Statements.

F - 4

MOSAIC NUTRACEUTICALS, CORP.
(FKA MOSAIC NUTRICEUTICALS, CORP.)
(A Development Stage Enterprise)
STATEMENTS OF CASH FLOWS
See Report of Independent Registered Accounting Firm

	Six Months Ended June 30,		Aug. 8, 1990 (inception) to June 30,
	2005	2004	2005
	(unaudited)		(unaudited)
Cash Flows From Operating Activities
Net loss	$(263,060)	$—	$(749,689)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	3,895	—	7,395
Issuance of warrants for distribution services	—	—	432,387
Stock based compensation	—	—	13,000
Interest expense paid by stock	—	—	300
Changes in assets and liabilities
Increase in inventory	(164,890)	—	(188,486)
Increase in prepaid expenses	(10,937)	—	(10,937)
Increase in deposits	(2,889)	—	(2,889)
Increase in accounts payable and accrued liabilities	46,489	—	64,761
Net cash used in operating activities	$(391,392)	$—	$(434,158)

Cash Flows From Investing Activities
Purchase of fixed assets	$(36,201)	$—	$(36,201)
Purchase of intangible asset	—	—	(30,000)
Acquisitions, net of cash acquired	—	—	591
Net cash used in investing activities	$(36,201)	$—	$(65,610)

Cash Flows From Financing Activities
Issuance of common stock	$550,000	$—	$573,525
Proceeds from notes payable	—	—	49,876
Contribution of capital	—	—	1,293
Net cash provided by financing activities	$550,000	$—	$624,694

Net increase in cash	$122,407	$—	$124,926
Cash, beginning of period	$2,519	$—	$—

Cash, end of period	$124,926	$—	$124,926

Supplemental Information and Non-monetary Transactions:

Interest paid	$742	$—	$742
Taxes paid	$—	$—	$—

Stock issued in settlement of accounts payable, 119,520 shares	$17,928	$—	$17,928
Stock issued for advertising services, 1,000,000 shares at $0.50	$500,000	$—	$500,000
Warrants issued for distribution services	$—	$—	$432,387
Stock issued for debt 233,000 shares at $0.13	$—	$—	$30,300

See Accompanying Notes to Financial Statements.

F - 5

MOSAIC NUTRACEUTICALS, CORP.
(FKA MOSAIC NUTRICEUTICALS, CORP.)
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the Form 10SB for the period ended June 30, 2005 of Mosaic Nutraceuticals, Corp. (the “Company”).

The interim financial statements present the balance sheet, statements of operations, stockholders’ equity and cash flows of Mosaic Nutraceuticals, Corp. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The interim financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position as of June 30, 2005 and the results of operations, stockholders’ deficit and cash flows presented herein have been included in the financial statements. Interim results are not necessarily indicative of results of operations for the full year.

Nature of business:

Mosaic Nutraceuticals, Corp. (fka Mosaic Nutriceuticals, Corp.) (“Company”) was organized August 8, 1990 under the laws of the State of Nevada. The Company currently has limited operations and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises,” is considered a Development Stage Enterprise. On February 15, 2005, the Certificate of Amendment was accepted by the Secretary of State changing the name of the Company from Mosaic Nutriceuticals, Corp. to Mosaic Nutraceuticals, Corp.

The Company owns development and marketing rights for various nutriceutical chew products. The Company is in the process of bringing this new line of health products to market. As of the date of this report, full operations and revenue production had not begun. A few test transactions were accepted through its internet site.

The Company was organized on August 8, 1990 under the laws of the State of Nevada, as Hot Spot Tours, Inc. On July 29, 1995, the Company changed its name from Hot Spot Tours, Inc. to Westchester Group, Inc. The Company ceased operations in January 1993.

ePublishedBooks.com was organized on March 14, 2000 under the laws of the State of Nevada. With its limited operations and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises,” it was considered a Development Stage Enterprise.

ePubishedBooks.com was established to build an internet presence to offer an outlet for new authors to publish their literary work electronically.

Merger between Westchester Group, Inc. and ePublishedBooks.com

On May 24, 2004, the State of Nevada approved the Amendment and Plan of Reorganization and Merger of Westchester Group, Inc. (“Westchester”), a Nevada corporation, into ePublishedBooks.com (“ePub”), a Nevada Corporation. This plan was effective with the filing of the document with the State of Nevada on May 24, 2004. Through the agreement, each outstanding share of Westchester was automatically converted to one share of ePub. In addition, ePub agreed to issue 11,000,000 shares of restricted stock to Westchester directors as part of the merger. The transaction results in 49,011,800 shares of ePub. ePub assumed all liabilities and obligations of Westchester. Based on the terms of the merger agreement, through Rule 12g-3(a) of the general rules and regulations of the Securities Exchange Act of 1934, as amended, ePub became the surviving entity for reporting purposes to the Securities and Exchange Commission.

The transaction is accounted for as a reverse acquisition with Westchester Group, Inc. the surviving registrant. As a result, Westchester Group, Inc.’s former stockholders exercised control over ePub. The accounting for the merger is identical to that resulting from a reverse merger, except no goodwill or other intangible assets are recorded. For accounting purposes, Westchester Group, Inc. as been treated as the accounting acquirer and, accordingly, is presented as the continuing entity. The historical financial statements are those of Westchester Group, Inc. ePublishedBooks.com changed its name to Mosaic Nutraceuticals, Corp. (fka Mosaic Nutriceuticals, Corp.), which is the legal entity going forward and is referred to hereafter as the “Company.”

F - 6

A summary of the Company’s significant accounting policies is as follows:

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of June 30, 2005 and December 31, 2004.

Fair Value of Financial Instruments

The fair values of financial instruments are estimated based on market rates based upon certain market assumptions and information available to management. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables due to the short-term nature or that they are payable on demand.

Revenue Recognition

The Company recognizes revenue on an accrual basis as services are rendered or product is shipped. For product sales, revenue is recognized upon the transfer of ownership of the product to the purchaser.

Income taxes

Income taxes are provided for using the liability method of accounting in accordance with SFAS No. 109 “Accounting for Income Taxes.”A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Going Concern

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. Currently, the Company does not have significant cash of other material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and raises substantial doubt about its ability to continue as a going concern. The Company will be dependent upon the raising of additional capital through placement of our common stock in order to continue with the business plan. There can be no assurance that the Company will be successful in raising the capital it requires through the sale of our common stock in order to continue as a going concern. Until the Company has sufficient operations, the stockholders, officers, and directors have committed to advancing the operating costs of the company.

Note 2. Stockholders’ Equity

Common stock

The authorized stock of the Company consists of 5,000,000 shares of preferred stock with a par value of $0.001 and 100,000,000 shares of common stock with par value of $0.001.

In conjunction with the merger on May 24, 2004 described in Note 1, the Company effected a forward split of 25 common shares for each common share outstanding, increasing the number of outstanding common shares from 1,282,500 to 32,062,500 shares. Also, as described in Note 1, the officers and directors of the Company were granted 11,000,000 shares of common stock in connection with the merger.

Pursuant to the merger described in Note 1, each share of Westchester Group, Inc. was exchanged for one share of ePublishedBooks.com. The authorized stock of the Company is the authorized stock of ePub.

On May 5, 2004, the shareholders of ePub approved a forward split of 3 shares for each common stock outstanding. As a result of the forward split, the number of outstanding common shares increased from 1,983,100 to 5,949,300 shares. On May 25, 2004, the State of Nevada approved the Company’s Certificate of Amendment to the Articles of Incorporation, which increased its capitalization from 25,000,000 common shares to 100,000,000 common shares.

F - 7

On July 28, 2004, the note payable for Domain names was exchanged for shares of stock in lieu of payment on the note. The company issued 233,000 shares of SEC Rule 144 stock in satisfaction of the note.

On December 5, 2004, the Company subscribed 33,334 shares of stock at $0.60 for $20,000. The shares were issued in January 2005.

On March 9, 2005, the Company subscribed 333,334 shares of restricted stock in consideration of $50,000. The Company also converted $17,928 in accounts payable to 119,520 shares. The 452,854 shares were issued in May 2005.

The Company issued 1,000,000 shares on April 14, 2005 in accordance with the agreement as outlined in Note 7.

The Company issued 2,000,000 shares on April 26, 2005 in consideration of $500,000.

The Company has authorized 5,000,000 shares of preferred stock at a par value of $0.001. No shares are issued or outstanding.

The Company entered into an International Distributor Agreement (“IDA”) with AHB Trading Limited, S.A. September 13, 2004. The IDA authorizes four warrants; 1) 1,000,000 shares exercisable at $0.60 per share, 2) 1,000,000 shares exercisable at $1.00 per share, 3) 1,000,000 shares exercisable at $1.40 per share, and 4) 500,000 shares exercisable at $2.00 per share. These warrants are exercisable through September 13, 2009. Additional warrants shall be issued at the conclusion of every three months during the term of the agreement (“Quarter”) for an amount equal to 5% of the gross sales proceeds purchased by the distributor. Exercise price on these warrants will be the greater of the closing price on the last day of the quarter or the average closing price for the last ten trading days of the quarter. As of the report date, the four warrants were issued at 500,000 shares as at the above mentioned exercisable prices.

The Company has also entered into distribution agreements where warrants are based on sales to the distributor. Sales to distributors has not commenced and no warrants have been issued on these agreements.

As of the report date, the warrants have not been exercised.

Net loss per common share

Net loss per share is calculated in accordance with SFAS No. 128, “Earnings Per Share”. The weighted-average number of common shares outstanding during each period is used to compute basic loss per share. Diluted loss per share is computed using the weighted averaged number of shares and dilutive potential common shares outstanding. Potentially dilutive common shares consist of employee stock options, warrants, and restricted stock, and are excluded from the diluted earnings per share computation in periods where the Company has incurred a net loss.

Note 3. Intangible Assets

On April 20, 2004, the Company entered into an Asset Purchase Agreement to acquire certain intangible assets. These assets include six domain names relating to products to be promoted and distributed by the Company and websites and artwork relating to those domain names. The company has determined that the intangibles purchased have a useful life of five years. The provisions of SFAS No. 142 “Goodwill and Other Intangible Assets” require the completion of an annual impairment test with any impairments recognized in current earnings. The assets were acquired as part of the business plan for the company to distribute nutriceutical products. As the business plan implementation is not completed and there has been no change in the assets acquired, the Company determined that no impairment to the assigned values had occurred. The Company’s intangible assets and accumulated amortization consisted of the following at June 30, 2005 and December 31, 2004:

	2005		2004
	Gross	Accumulated Amortization	Gross	Accumulated Amortization

Domain name and websites	$30,000	$6,500	$30,000	$3,500

Note 4. Note payable

A note payable of $30,000 was incurred for the acquisition of the intangible assets as described in Note 3. The note became due on July 20, 2004. On July 28, 2004, the note holder accepted shares of stock in lieu of payment on the note. The company issued 233,000 shares of SEC Rule 144 stock in satisfaction of the note. Notes payable at June 30, 2005, and December 31, 2004 are as follows:

F - 8

	2005	2004	2003
Note payable at 8% interest due
September 7, 2005, no collateral	$9,876	$9,876	$0
Note payable at 8% interest due
November 19, 2005, no collateral	10,000	10,000
	$19,876	$19,876	$0

Interest is accrued on the notes payable. At June 30, 2005 and December 31, 2004, $743 and $345 interest has accrued, respectively.

Note 5. Income Taxes

We did not provide any current or deferred U.S. federal income tax provision or benefit for any of the periods presented because we have experienced operating losses since inception. We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carryforwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carryforward period.

The components of the Company’s deferred tax asset as of June 30, 2005, December 31, 2004 and 2003 is as follows:

	2005	2004
Net operating loss carryforward	$111,056	$18,985
Valuation allowance	(111,056)	(18,985)
Net deferred tax asset	$0	$0

A reconciliation of income taxes computed at the statutory rate to the income tax amount recorded is as follows:

	2005	2004	Since Inception
Tax at statutory rate	$92,071	$17,042	$111,056
Increase in valuation allowance	(92,071)	(17,042)	(111,056)
Net deferred tax asset	$0	$0	$0

The net federal operating loss carry forward will expire between 2005 and 2025. This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

Note 6. Commitments and Contingencies

Memorandum of Understanding with Global Media Fund

On April 8, 2005, the Company entered into a marketing agreement with the Global Media Fund, LLC (GMF). Under the terms of the agreement, GMF will provide the Company with future marketing (Media Due Bill) totaling $1,000,000, inconsideration for the following:

1. Issuance of 1,000,000 shares to be valued at $500,000.
    2. Issuance of shares for the remaining $500,000, $50,000 of restricted stock will be issued each month for 10 consecutive months, valued at 90% of the arithmetic average closing price for the ten (10) trading days preceding the issuance date. The company expects issuances to begin in August 2005.

The Company issued 1,000,000 shares on April 14, 2005 in accordance with this agreement which will be recorded as a prepaid expense. This will be expensed as such marketing services are rendered.

The Company is engaged in a non-cancelable operating lease for a sales office. Under the term of the lease agreement, the Company is obligated to make minimum monthly payments of $2,889 with an expiration date through May 2010.

Minimum future lease obligations for the five years immediately following the balance sheet date are as follows:

2005	$17,334
2006	34,668
2007	34,668
2008	34,668
2009 and thereafter	49,113

Total future minimum lease commitments	$170,451

Through June 20, 2005 and 2004, the Company had lease expense of $2,889 and $0, respectively.

F - 9

PART III

Item 1. Index to Exhibits.

The following exhibits are included or incorporated by reference as part of this Registration Statement.

Exhibit No.	Description of Document

2	Plan of Merger and Agreement and Plan of Reorganization of Westchester Group, Inc., a Nevada corporation into EPublishedbooks.com, a Nevada Corporation, as the surviving corporation*

3.1	Articles of Incorporation of epublishedbooks.com filed March 14, 2000*

3.2	Articles of Merger (Pursuant to Nevada Revised Statutes Chapter 92A) filed May 24, 2004*

3.3
Continuation of Articles of Merger (Pursuant to NRS Chapter 92A) By and Between Westchester Group, Inc. into EPublishedbooks.com and Amendment to the Articles of Incorporation of EPublishedbooks.com filed May 24, 2004*

3.4	Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations filed February 15, 2005*

3.5	By-laws of ePublishedbooks.com dated as of March 14, 2000*

3.6	Amended and Restated Bylaws of Mosaic Nutraceuticals Corp. effective as of September 23, 2005**

10.1	Memorandum of Understanding (“MOU”) with Global Media Fund, LLC (“GMF”), April 8, 2005*

10.2	Media Due Bill in the Amount of One Million Dollars ($1,000,000) dated April 8, 2005*

10.3	International Distributor Agreement with AHB Trading Limited, S.A. dated September 13, 2004*

10.4	Munning Trading Co. exclusive marketing rights letter agreement dated October 6, 2004*

10.5	International Marketing Agreement with C & H Marketing, Inc. dated July 12, 2004*

10.6	Service Agreement with BJC Marketing dated June 23, 2005*

10.7	Office Lease Agreement between PHL-OPCO, LP, as Landlord and Mosaic Nutraceuticals Corp., as Tenant*

23	Consent of Kyle L. Tingle, CPA, LLC***

*	Incorporated by reference to the corresponding exhibits filed with Mosaic’s Form 10-SB filed on July 13, 2005

**	Incorporated herein by reference to the Company’s Form 8-K filed on November 3, 2005

***	Filed herewith

Item 2. Description of Exhibits.

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MOSAIC NUTRACEUTICALS CORP.
(Registrant)

Date: November 22, 2005	By:	/s/ CHARLES TOWNSEND
CHARLES TOWNSEND PRESIDENT AND CHIEF EXECUTIVE OFFICER